

Mailstop 3233

October 7, 2016

Via E-mail
Mr. Brian Dickman
Executive Vice President and Chief Financial Officer
Seritage Growth Properties
489 Fifth Avenue, 18th Floor
New York, New York 10017

> **Re:** **Seritage Growth Properties**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-37420**

Dear Mr. Dickman:

We have reviewed your September 23, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to a comment in our September 9, 2016 letter.

Form 8-K 2.02 filed on May 6, 2016

Exhibit 99.1

Operational highlights

1. We have considered your response to our prior comment 3. In addition to the expanded disclosure proposed in your response, please enhance your disclosure in future filings to provide quantitative disclosure of the adjustments made to total quarter to date NOI to arrive at annualized total NOI.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding our comment on the financial statements and related matters. Please contact Bryan Hough at 202-551-8625 or Thomas Kluck at 202-551-3233 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities